UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-10888

TOTAL FINANCE USA, INC.

EMPLOYEE SAVINGS PLAN

1201 Louisiana Street, Suite 1800

Houston, Texas 77002

TOTAL S.A.

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Supplemental schedules, other than those listed above, are omitted because of the absence of the conditions under which they are required.

Report of Independent Registered Public Accounting Firm

The Administrative Committee

TOTAL Finance USA, Inc. Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the TOTAL Finance USA, Inc. Employee Savings Plan (the Plan) as of December 31, 2008 and 2007 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007 and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
KPMG LLP

Houston, Texas

June 29, 2009

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets:
Investments, at fair value	$42,191,972	$60,834,962
Participants loans	566,814	574,883

Receivables:
Employee contributions	79,726	95,005
Company contributions	58,534	56,776
Pending sales	—	10,402

Total receivables	138,260	162,183

Net assets available for benefits	42,897,046	61,572,028
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	443,612	111,776

Net assets available for benefits	$43,340,658	$61,683,804

See accompanying notes to financial statements.

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2008 and 2007

	2008	2007
Contributions:
Employee	$2,489,404	$2,420,869
Company	1,457,675	1,227,014
Rollover	48,988	115,938

Total contributions	3,996,067	3,763,821

Investment income (loss):
Loan interest	36,656	40,013
Interest	541,992	731,957
Dividends	1,217,203	3,349,688
Net appreciation (depreciation) in fair value of mutual funds	(15,320,400)	530,620
Net appreciation (depreciation) in fair value of TOTAL S.A. ADS	(2,804,272)	1,245,996

Total investment income (loss)	(16,328,821)	5,898,274
Payments to participants	6,007,460	9,128,663
Administrative expenses	2,932	2,707

Net increase (decrease) in net assets	(18,343,146)	530,725
Net assets available for benefits, beginning of year	61,683,804	61,153,079

Net assets available for benefits, end of year	$43,340,658	$61,683,804

See accompanying notes to financial statements.

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(1)	Description of the Plan

The following description of the TOTAL Finance USA, Inc. Employee Savings Plan (the Plan), provides only general information. Participants should refer to the Plan document as amended for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan in which all employees of TOTAL Finance USA, Inc. (the Company) and certain of its affiliates are eligible to participate.

Regular, full-time employees are eligible to participate in the Plan on their date of hire unless they are covered under a collective bargaining agreement which does not provide for participation in the Plan. Temporary and part-time employees are eligible to participate in the Plan upon the completion of 1,000 hours of service in the first 12-month period of employment or any calendar year following their date of employment.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code). The Plan is administered by the Company and advised by a committee whose members are appointed by the Company’s board of directors (the Administrative Committee). The assets of the Plan are held and invested by Fidelity Management Trust Company (Fidelity or Trustee) who also serves as the Plan’s trustee.

(b)	Contributions and Vesting

Effective January 1, 2008, employees electing to participate are allowed to contribute from 1% to 30% of eligible compensation, as defined in the Plan document, to the Plan on a pretax basis and from 1% to 6% on an after-tax basis, not to exceed 30% in pretax and after-tax combined. The Company makes a matching contribution of up to 6% of the employee’s eligible compensation. The Company’s contributions vest 20% for each year of service.

Prior to January 1, 2008, employees electing to participate were allowed to contribute from 1% to 75% of eligible compensation to the plan on a pretax basis, an after-tax basis, or combination thereof.

Employee and Company contributions, as described, are subject to various limitations imposed by the Code. Under the terms of the Plan, employee pretax contributions are limited to amounts provided under Sections 402(g) of the Code ($15,500 in 2008 and 2007).

Participants who are age 50 or older before the close of the plan year may elect to make a catch-up contribution, subject to certain limitations under the IRC ($5,000 per participant in 2008 and 2007). The Company does not match employee catch-up contributions.

Eligible participants may also elect to rollover distributions from a former employer’s qualified retirement plan or from a conduit individual retirement account.

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company matching contributions, and an allocation of Plan earnings or losses, net of administrative expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Payment of Benefits and Forfeitures

Distributions are made in a lump sum or for balances greater than $5,000 in installment payments as elected by the participant after termination of employment. The Plan requires automatic distribution of participant accounts upon termination without the participant’s consent, of amounts less than $5,000. In the event the distribution is greater than $1,000 and the participant has failed to make a distribution election, the Plan will pay the distribution to an individual retirement account for the benefit of the participant designated by the Administrative Committee. Amounts less than $1,000 will be distributed directly to participants upon termination.

Distributions from the participant’s account invested in TOTAL S.A. American Depositary Shares (TOTAL S.A. ADS), are made in cash, unless the participant elects to receive the distribution in-kind with the value of fractional shares paid in cash.

A participant, while employed, is allowed to make withdrawals from his or her Company or employee contribution accounts (as allowed under Internal Revenue Service (IRS) regulations) subject to certain restrictions as described in the Plan. Certain restrictions associated with withdrawals for contributions made to the Plan through December 31, 2007 may be waived in the event a participant demonstrates financial hardship. Contributions made to the Plan after January 1, 2008 are not eligible for hardship and disability withdrawals.

When a participant terminates employment, he or she is entitled to withdraw his or her total vested account balance. A participant’s nonvested percentage of the Company’s matching contribution shall become a forfeiture upon a participant’s termination of employment for reasons other than retirement, death, or permanent disability. Forfeitures are used to reduce the Company’s matching contributions for the Plan year. For the Plan years ended December 31, 2008 and 2007, the Company utilized forfeitures of $49,050 and $157,187, respectively, to partially offset matching contributions. Forfeitures available to offset future Company contributions were $277,011 and $283,862 at December 31, 2008 and 2007, respectively.

(e)	Expenses

For the years ended December 31, 2008 and 2007, the Company paid all plan expenses except for loan fees and certain other participant transaction fees.

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(f)	Participant Loans

Participants are allowed to obtain loans from the Plan secured by the pledge of the participant’s account balance. Loans are to be greater than $1,000 and may not exceed the lesser of $50,000, less the participant’s highest outstanding loan balance during the preceding 12 months, or 50% of the participant’s vested account balance in the Plan. New loans bear interest at prime rate plus one percentage point. Prior to January 1, 2008, loans bore interest at two percentage points above the five-year U.S. treasury note rate or the standard lending rate for twenty-year, fixed-rate home mortgage loans if the loan is to acquire the principal residence of the participant (home loans). Interest rates on outstanding loans range from 5.25% to 10.5% at December 31, 2008 and December 31, 2007. Home loans can be repaid at terms up to fifteen years (twenty years prior to January 1, 2008); other loans have terms of five years. Maturity dates on outstanding loans at December 31, 2008 range from March 2009 to March 2024.

(g)	Investment Options

Participants may allocate their contributions (in multiples of 1%) and those of the Company among multiple mutual funds, a common/collective trust fund (the Fidelity Managed Income Portfolio) and TOTAL S.A. ADS.

Employees may change their contribution allocation between investment options for future contributions and transfer prior contributions and associated earnings between investment options subject to certain restrictions set forth in the Plan.

(h)	Plan Termination

Upon termination of the Plan, each participant would immediately become fully vested in his or her contributions, and the total amount in each participant’s account would be distributed to such participant. The rights of affected participants to their accounts as of the date of termination shall be nonforfeitable.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

As described in the Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investments contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

Certain prior period amounts have been reclassified to conform with current period presentation.

(b)	Valuation of Investments

Quoted market prices are used to determine the fair value of the investments in mutual funds and TOTAL S.A. ADS. The common/collective trust fund that invests in guaranteed investment contracts (GICs) and synthetic GICs is presented at fair value as well as the adjustment from fair value to contract value. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

Securities transactions are recorded on the trade date. Interest is recorded as earned and dividends are recorded on the ex-dividend date.

Net appreciation (depreciation) from mutual funds includes realized gains (losses) on the sale of investments, and unrealized appreciation (depreciation) in fair value of investments. Net appreciation (depreciation) in fair value of TOTAL S.A. ADS includes realized gains (losses) on the sale of TOTAL S.A. ADS and unrealized appreciation (depreciation) in fair value of TOTAL S.A. ADS.

(c)	Participant Loans

Participant loans are recorded at amortized cost.

(d)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein. Actual results could differ from those estimates.

(e)	Payment of Benefits

Payments to participants are recorded as the benefits are paid.

(f)	Impact of New Accounting Standards and Interpretations

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standard (SFAS) No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. FIN 48 was effective for fiscal years beginning after December 15, 2006. As a result of the Plan’s past and current tax-exempt status, the Plan’s adoption of FIN 48 on January 1, 2007 did not have a material impact on the statement of net assets available for benefits or statement of changes in net assets available for benefits.

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. SFAS 157 was issued to increase consistency and comparability in reporting fair value. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Plan’s adoption of SFAS 157 on January 1, 2008 did not have a material impact on the statement of net assets available for benefits or statement of changes in net assets available for benefits. See Note 3 – Fair Value Measurements.

(3)	Fair Value Measurements

SFAS 157 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three levels. The fair value hierarchy gives the highest priority to quoted market prices (unadjusted) in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). Level 2 inputs are inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly. The Plan must use Level 1 inputs when available as Level 1 inputs generally provide the most reliable evidence of fair value.

Certain investments are reported at fair value on a recurring basis in the statements of net assets available for benefits. The following methods and assumptions were used to estimate the fair values:

Interest bearing cash, mutual funds and TOTAL S.A. ADS – These investments consist of various publicly-traded mutual funds and common stock. The fair values are based on quoted market prices.

Common collective trust fund – This investment is an investment vehicle valued using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

Fair value information for investments that are measured at fair value on a recurring basis is as follows at December 31, 2008:

	Fair Value Measurements Using
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value Measurement
Interest bearing cash	$1,423	$—	$—	$1,423
Common collective trust fund		8,223,869		8,223,869
Mutual funds	27,215,070	—	—	27,215,070
TOTAL S.A. ADS	6,751,610	—	—	6,751,610

Total investments, at fair value	$33,968,103	$8,223,869	$—	$42,191,972

(4)	Investments

The fair market values of individual assets that represent 5% or more of the Plan’s net assets at December 31, 2008 and 2007 are separately identified as follows:

2008:
Fidelity International Discovery Fund	$2,681,074
Fidelity Growth & Income Portfolio	3,314,037
Fidelity Magellan Fund	2,508,922
Fidelity Managed Income Portfolio ($8,667,481 contract value)	8,223,869
Fidelity Retirement Money Market Portfolio	5,306,519
Spartan U.S. Equity Index Fund	2,575,146
TOTAL S.A. ADS	6,751,610

2007:
Fidelity International Discovery Fund	$5,280,583
Fidelity Growth & Income Portfolio	7,095,942
Fidelity Magellan Fund	5,074,461
Fidelity Managed Income Portfolio ($10,397,071 contract value)	10,285,295
Fidelity Retirement Money Market Portfolio	5,699,237
Spartan U.S. Equity Index Fund	3,865,116
TOTAL S.A. ADS	8,511,312

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(5)	TOTAL S.A. American Depositary Shares

Each participant is entitled to exercise voting rights attributable to the TOTAL S.A. ADS allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. If the participant does not direct the Trustee as to the voting of the TOTAL S.A. ADS, the Trustee will vote the TOTAL S.A. ADS in the same proportion as the votes received by the Trustee.

(6)	Concentration of Investments

The Plan’s investment in TOTAL S.A. ADS represents approximately 15.8% and 13.9% of total investments as of December 31, 2008 and 2007, respectively. TOTAL S.A. is an international integrated oil and gas and specialty chemical company which engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

(7)	Party-in-Interest Transactions

The Plan engages in investment transactions with funds managed by Fidelity, the Trustee, a party-in-interest with respect to the Plan. In addition, the Plan holds TOTAL S.A. ADS. These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the Code.

(8)	Income Tax Status

The Plan obtained its latest determination letter on April 2, 2008, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. This latest determination letter reaffirms the Plan’s qualified status as established by the previous determination letter dated October 27, 2003. The Plan has been amended since receiving the April 2, 2008 letter; however, the Plan Administrator believes that the Plan is designed and continues to operate in compliance with the applicable requirements of the Code. Therefore, the Plan Administrator believes that the Plan is qualified, and the related trust is tax-exempt as of December 31, 2008 and 2007.

(9)	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2008	December 31, 2007
Net assets available per the statement of net assets available for benefits	$43,340,658	$61,683,804
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts	(443,612)	(111,776)

Net assets available for benefits per the Form 5500	$42,897,046	$61,572,028

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

The following is a reconciliation of investment income (loss) per the financial statements to the Form 5500:

	Year ended December 31, 2008	Year ended December 31, 2007
Total investment income (loss) per the statement of changes in net assets available for benefits	$(16,328,821)	$5,898,274
Add adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2007 and 2006	111,776	111,228
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2008 and 2007	(443,612)	(111,776)

Total investment income (loss) per the Form 5500	$(16,660,657)	$5,897,726

Fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation.

(10)	Risks and Uncertainties

The Plan provides for investments in mutual funds, a common/collective trust fund, and TOTAL S.A. ADS. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that significant changes in the values of investment securities will occur in the near term.

The Plan invests through its investment in the common/collective trust fund in securities which may include contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by sub prime mortgage loans. The value, liquidity and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of issue	Description of investment	Current value
American Beacon Funds	American Beacon Large Cap Value Fund	$983,988
American Funds, Inc.	American Balanced Fund Class A	808,865
Baron Funds	Baron Growth Fund	815,913
Calamos Investments	Calamos Growth Fund	1,521,532
Fidelity Investments*	Fidelity Cash Reserves	1,423
Fidelity Investments*	Fidelity Freedom Income	54,633
Fidelity Investments*	Fidelity Freedom 2010 Fund	459,105
Fidelity Investments*	Fidelity Freedom 2015 Fund	50,658
Fidelity Investments*	Fidelity Freedom 2020 Fund	197,599
Fidelity Investments*	Fidelity Freedom 2025 Fund	191,453
Fidelity Investments*	Fidelity Freedom 2030 Fund	146,897
Fidelity Investments*	Fidelity Freedom 2035 Fund	213,101
Fidelity Investments*	Fidelity Freedom 2040 Fund	72,594
Fidelity Investments*	Fidelity Growth & Income Portfolio	3,314,037
Fidelity Investments*	Fidelity Institutional Short-Intermediate Government Fund	1,957,901
Fidelity Investments*	Fidelity International Discovery Fund	2,681,074
Fidelity Investments*	Fidelity Magellan Fund	2,508,922
Fidelity Investments*	Fidelity Managed Income Portfolio	8,223,869
Fidelity Investments*	Fidelity Retirement Money Market Portfolio	5,306,519
Fidelity Investments*	Spartan U.S. Equity Index Fund	2,575,146
Goldman Sachs Asset Management	Goldman Sachs Small Cap Value Fund	202,299
JPMorgan Asset Management	JPMorgan Mid Cap Value Fund	487,622
Lazard Retirement Series, Inc.	Lazard Emerging Markets Portfolio	1,119,626
Morgan Stanley	Morgan Stanley International Equity Portfolio	205,744
PIMCO Funds	PIMCO Total Return Fund	1,339,842
TOTAL S.A.*	TOTAL S.A. American Depositary Shares	6,751,610
Participant loans*	Interest rates ranging from 5.25 % to 10.5 % maturity dates ranging from March 2009 to March 2024	566,814

		$42,758,786

*	Indicates a party in interest.

See accompanying report of independent registered public accounting firm.

Signature

The Plan. Pursuant to the requirements for the Securities Exchange Act of 1934, the Administrative Committee has duly caused this manual report to be signed on its behalf by the undersigned thereunto duly authorized.

TOTAL Finance USA, Inc. Employee Savings Plan

Dated: June 29, 2009	/s/ Stan Cottrell
Stan Cottrell, Plan Administrator
and Administrative Committee Member

Index to Exhibit

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm